UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into Registration Statement No. 333-213905.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: April 7, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON announces pricing of offering of 70,000,000 common shares by selling shareholder Telenor East Holding II AS

Amsterdam (April 7 2017) - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) - VEON Ltd. (“VEON” or the “Company”), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 235 million customers, today announced the pricing of the previously announced offering by selling shareholder Telenor East Holding II AS (“Telenor”) of 70,000,000 common shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global Select Market and common shares (“common shares”) listed on Euronext Amsterdam at a public offering price of USD 3.75 per ADS or common share. Each ADS represents one common share of the Company. Today’s transaction represents 4 per cent of VEON’s total outstanding common shares, leaving Telenor with approximately 346.7 million VEON ADSs (19.7 per cent of VEON’s total outstanding common shares), including the VEON ADSs that are underlying Telenor’s USD 1 billion, 3-year exchangeable bond due 2019. The offering is expected to close on April 12, 2017.

The Company is not offering any ADSs or common shares and will not receive any proceeds from the offering, and Telenor’s sale of ADSs and common shares will not result in dilution of the Company’s issued and outstanding common shares.

Citigroup and Morgan Stanley acted as joint global coordinators and joint bookrunners for the offering.

The offering is being made pursuant to the Company’s shelf registration statement on Form F-3 initially filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, as amended and most recently declared effective on April 20, 2016 (the “Registration Statement”). The ADSs and common shares are being offered only by means of a prospectus and an accompanying prospectus supplement forming a part of the effective Registration Statement. Prospective investors should read the prospectus included in the Registration Statement, the final prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. The Registration Statement, the final prospectus supplement and the documents incorporated by reference therein are available on the SEC’s website at: http://www.sec.gov.

When available, copies of the final prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (800) 831-9146; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity, with the ambition to lead the personal internet revolution for the 235 million+ customers it currently serves, and many others in the years to come.

Follow us on Twitter @veondigital, visit blog.veon.com or visit our website www.veon.com.

For readers in the European Economic Area:

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom:

This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs and common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs and common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Disclaimer

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the completion of the transaction described above. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the risk that the transaction described above will not be completed. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2016 and other public filings made by VEON with the SEC. The forward-looking statements included in this press release are made only as of the date hereof, and VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments. Furthermore, this press release may contain “inside Information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Bart Morselt

ir@veon.com

Tel: +31 20 79 77 200

Media and Public Relations

Ben Novick

pr@veon.com

Tel: +44 207 487 25 83

Frank Jansen

pr@veon.com

Tel: +31 20 575 40 24